EXHIBIT 11
PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in millions, except share amounts)	2006	2005	2006	2005

Net income	$232	$267	$446	$485
Less: distributed earnings to common shareholders	115	112	229	223
Undistributed earnings	$117	$155	$217	$262

Common shareholders earnings
Basic
Distributed earnings to common shareholders	$115	$112	$229	$223
Undistributed earnings allocated to common shareholders	111	147	206	249
Total common shareholders earnings, basic	$226	$259	$435	$472
Diluted
Distributed earnings to common shareholders	$115	$112	$229	$223
Undistributed earnings allocated to common shareholders	111	148	206	250
Total common shareholders earnings, diluted	$226	$260	$435	$473

Weighted average common shares outstanding, basic	346	370	345	379
9.50% Convertible Subordinated Notes	19	19	19	19
Weighted average common shares outstanding and participating securities, basic	365	389	364	398

Weighted average common shares outstanding, basic	346	370	345	379
Employee share-based compensation and accelerated share repurchase program (1)	3	4	4	4
Weighted average common shares outstanding, diluted (2)	349	374	349	383
9.50% Convertible Subordinated Notes	19	19	19	19
Weighted average common shares outstanding and participating securities, diluted	368	393	368	402

Net earnings per common share, basic
Distributed earnings, basic	$0.33	$0.30	$0.66	$0.59
Undistributed earnings, basic	0.32	0.40	0.60	0.66
Total	$0.65	$0.70	$1.26	$1.25

Net earnings per common share, diluted
Distributed earnings, diluted	$0.33	$0.30	$0.66	$0.58
Undistributed earnings, diluted	0.32	0.40	0.59	0.65
Total	$0.65	$0.70	$1.25	$1.23

(1) Includes approximately 1 million and 2 million shares treated as outstanding in connection with the accelerated share repurchase program for the three and six months ended June 30, 2006 respectively. The remaining approximately 2 million shares relate to share-based compensation and are deemed to be outstanding per SFAS No. 128 for the purpose of calculating EPS for the three and six months ended June 30, 2006.

(2) Options to purchase PG&E Corporation common shares of 6,500 for the three months ended June 30, 2005 and 4,650 and 6,500 for the six months ended June 30, 2006 and June 30, 2005, respectively, were outstanding, but not included in the computation of diluted EPS because the option exercise prices were greater than the average market price. All options to purchase PG&E Corporation common shares for the three months ended June 30, 2006 have option exercise prices lower than the average market price and are included in the computation of diluted EPS.